                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)(1/)
                                 CMI CORPORATION

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                                (Name of Issuer)

             VOTING CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE

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                         (Title of Class of Securities)

                                    125761205
                ------------------------------------------------
                                 (CUSIP Number)

               PHILIP H. WERNER, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6000

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JANUARY 6, 1997

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     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement on Schedule 13D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                  SCHEDULE 13D
CUSIP NO. 125761205
-------------------


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(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RECOVERY EQUITY INVESTORS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /

                                                                         (b) /X/
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

             WC
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                                 / /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
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                        7    SOLE VOTING POWER
  NUMBER OF                   7,116,667 SHARES OF VOTING CLASS A COMMON STOCK
   SHARES               8    SHARED VOTING POWER
 BENEFICIALLY                 2,730,948 SHARES OF VOTING CLASS A COMMON STOCK
   OWNED BY             9    SOLE DISPOSITIVE POWER
     EACH                     7,116,667 SHARES OF VOTING CLASS A COMMON STOCK
  REPORTING             10   SHARED DISPOSITIVE POWER
 PERSON WITH                  NONE(1/)
                   -------------------------------------------------------------



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,116,667 SHARES OF VOTING CLASS A COMMON STOCK(1/)
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.77
-----------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
                  PN
--------------------------------------------------------------------------------



--------
(1/)   Does not include 2,730,948 shares of Voting Class A Common Stock, with respect to which shares the Reporting Person may (i) vote or direct the vote with respect to certain matters or (ii) elect to acquire pursuant to a right of first refusal or participate in the sale thereof pursuant to tag-along rights, in each case under the Shareholders Agreement.

                                  SCHEDULE 13D

CUSIP NO. 125761205

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RECOVERY EQUITY PARTNERS, L.P.
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------

3     SEC USE ONLY


--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                      / /
--------------------------------------------------------------------------------


6     CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------

                         7    SOLE VOTING POWER
  NUMBER OF                     7,116,667 SHARES OF VOTING CLASS A COMMON STOCK
    SHARES               8    SHARED VOTING POWER
 BENEFICIALLY                   2,730,948 SHARES OF VOTING CLASS A COMMON STOCK
   OWNED BY              9    SOLE DISPOSITIVE POWER
     EACH                       7,116,667 SHARES OF COMMON STOCK
   REPORTING             10   SHARED DISPOSITIVE POWER
  PERSON WITH                   NONE(1/)
                     -----------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,116,667 SHARES OF VOTING CLASS A COMMON STOCK(1/)
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.77
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------


--------
(1/)   Does not include 2,730,948 shares of Voting Class A Common Stock, with respect to which shares the Reporting Person may (i) vote or direct the vote with respect to certain matters or (ii) elect to acquire pursuant to a right of first refusal or participate in the sale thereof pursuant to tag-along rights, in each case under the Shareholders Agreement.


*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 125761205

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JOSEPH JAMES FINN-EGAN
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or (e)                                                  / /
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES CITIZEN
--------------------------------------------------------------------------------

                          7    SOLE VOTING POWER
  NUMBER OF                      7,116,667 SHARES OF VOTING CLASS A COMMON STOCK
   SHARES                 8    SHARED VOTING POWER
 BENEFICIALLY                    2,730,948 SHARES OF VOTING CLASS A COMMON STOCK
   OWNED BY               9    SOLE DISPOSITIVE POWER
    EACH                         7,116,667 SHARES OF VOTING CLASS A COMMON STOCK
  REPORTING               10   SHARED DISPOSITIVE POWER
 PERSON WITH                     NONE(1/)
                      ----------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,116,667 SHARES OF VOTING CLASS A COMMON STOCK(1/)
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.77
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


--------
(1/)   Does not include 2,730,948 shares of Voting Class A Common Stock, with respect to which shares the Reporting Person may (i) vote or direct the vote with respect to certain matters or (ii) elect to acquire pursuant to a right of first refusal or participate in the sale thereof pursuant to tag-along rights, in each case under the Shareholders Agreement.

                                  SCHEDULE 13D

CUSIP NO. 125761205


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JEFFREY ALAN LIPKIN
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------

3     SEC USE ONLY

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4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or (e)                                                     / /
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES CITIZEN
--------------------------------------------------------------------------------

                        7    SOLE VOTING POWER
  NUMBER OF                     7,116,667 SHARES OF VOTING CLASS A COMMON STOCK
   SHARES               8    SHARED VOTING POWER
 BENEFICIALLY                   2,730,948 SHARES OF VOTING CLASS A COMMON STOCK
   OWNED BY             9    SOLE DISPOSITIVE POWER
     EACH                       7,116,667 SHARES OF VOTING CLASS A COMMON STOCK
  REPORTING             10   SHARED DISPOSITIVE POWER
 PERSON WITH                    NONE(1/)
                    ------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,116,667 SHARES OF VOTING CLASS A COMMON STOCK(1/)
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.77
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


--------
(1/)   Does not include 2,730,948 shares of Voting Class A Common Stock, with respect to which shares the Reporting Person may (i) vote or direct the vote with respect to certain matters or (ii) elect to acquire pursuant to a right of first refusal or participate in the sale thereof pursuant to tag-along rights, in each case under the Shareholders Agreement.


*SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 2 (the "Second Amendment") to the Statement on Schedule 13D originally filed on May 8, 1992, as amended by Amendment No. 1 thereto filed on January 19, 1993 (such Statement, as so amended, the "Original Statement" and the Original Statement together with the Second Amendment, the "Statement") amends Items 3, 4 and 5 of the Original Statement. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Original Statement.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 as set forth in the Original Statement is amended by adding the following to the end of such item.

                           On January 6, 1997, REI elected to exercise the
                  Warrant Certificate to purchase 450,000 shares of Voting Class A Common Stock for an aggregate exercise price of $1,687,500. The source of funds for such purchase came from working capital of REI available for investment.

Item 4.           Purposes of Transactions

                  Item 4 as set forth in the Original Statement is amended by adding the following after the penultimate paragraph of such item.

                           On January 6, 1997, REI elected to exercise the
                  Warrant Certificate as described in Item 3 above.

Item 5.   Interest in Securities of the Issuer.

                  Item 5 as set forth in the Original Statement is amended by deleting subsections 5(a) and 5(b) and replacing them with the following.

                           (a) As a result of the issuance to REI of 450,000
                  shares of Voting Class A Common Stock upon the exercise of the Warrant Certificate, the aggregate number of shares of Voting Class A Common Stock beneficially owned by the Reporting Persons is 7,116,667, or approximately 34.77% of the class of such securities.

                           (b) The responses of the Reporting Persons set forth
                  above in Items (7) through (11) of pages 1, 2, 3 and 4 of this Statement which relate to shares of Voting Class A Common Stock beneficially owned by the Reporting Persons are incorporated herein by reference.

                                    SIGNATURE


                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Second Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Second Amendment may be filed jointly.

Dated:  January 13, 1997

                              Recovery Equity Investors, L.P.
                              By: Recovery Equity Partners, L.P.,
                                  Its General Partner



                              By: /s/ Joseph J. Finn-Egan
                                 __________________________________
                                     Joseph J. Finn-Egan
                                     General Partner


                              By: /s/ Jeffrey A. Lipkin
                                  __________________________________
                                     Jeffrey A. Lipkin
                                     General Partner


                              Recovery Equity Partners, L.P.


                              By: /s/ Joseph J. Finn-Egan
                                  __________________________________
                                     Joseph J. Finn-Egan
                                     General Partner


                              By: /s/ Jeffrey A. Lipkin
                                  __________________________________
                                     Jeffrey A. Lipkin
                                     General Partner


                              Joseph J. Finn-Egan
                              ______________________________________
                              Joseph J. Finn-Egan


                              Jeffrey A. Lipkin
                              ______________________________________
                              Jeffrey A. Lipkin